SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549



                                    FORM 11-K


                                  ANNUAL REPORT



        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                      For the Year Ended December 31, 2000

                          Commission File Number 1-3939




                 Kerr-McGee Corporation Savings Investment Plan

                            (full title of the Plan)






                             Kerr-McGee Corporation
                                Kerr-McGee Center
                          Oklahoma City, Oklahoma 73102





             (Name of the issuer of the securities held pursuant to the Plan and address of its principal executive office)




                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Kerr-McGee Corporation Benefits Committee:


     We have audited the accompanying statement of net assets available for benefits of the KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2000 and 1999, and the changes in the net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000, and the supplemental schedule of reportable transactions for the year ended December 31, 2000, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                                                  ARTHUR ANDERSEN LLP


Oklahoma City, Oklahoma,
    June 7, 2001






                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             (Thousands of dollars)



                                                          December 31,
                                                   --------------------------
                                                     2000              1999
                                                   ---------         --------

ASSETS:
  Investments                                       $291,030         $304,749

  Dividends receivable                                   468              534

  Receivable from investment sales                     1,090            1,270

  Other assets                                           807            1,069
                                                    --------         --------

      Total assets                                   293,395          307,622


LIABILITIES:
      Purchases pending settlement                        24               17
                                                    --------         --------

NET ASSETS AVAILABLE FOR BENEFITS                   $293,371         $307,605
                                                    ========         ========




        The accompanying notes are an integral part of these statements.





                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             (Thousands of dollars)


                                                               Year Ended
                                                            December 31, 2000
                                                            -----------------

Additions:
  Additions to net assets attributed to:
    Investment income:
      Dividends                                                  $  24,840

      Interest                                                         569
                                                                 ---------
                                                                    25,409

      Employee contributions                                        13,191

      Transfer from ESOP                                             6,020

      Transfer from prior trustee                                      555
                                                                 ---------



        Total additions                                             45,175
                                                                 ---------


Deductions:
  Deductions from net assets attributed to:
    Net depreciation in fair value of investments                   18,293

    Distributions to terminating and
      withdrawing participants                                      41,116
                                                                 ---------

        Total deductions                                            59,409
                                                                 ---------



        Net decrease                                              (14,234)

Net assets available for benefits:
  Beginning of year                                               307,605
                                                                 --------
  End of year                                                    $293,371
                                                                 ========




         The accompanying notes are an integral part of this statement.





                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999


(1)  DESCRIPTION OF THE PLAN

     General -

     The Kerr-McGee Corporation Savings Investment Plan (the Plan) is a defined contribution plan in which eligible employees of Kerr-McGee Corporation and its affiliated companies (collectively referred to as the Company) may participate. The Plan and the trust established thereunder (the Trust) were executed on September 26, 1975, and became fully effective on January 1, 1976.

     Effective January 1, 2000, the Company entered into a Joint Ownership Agreement (the Agreement) with The Fred Jones Companies, Inc. (Fred Jones) for the management, operation and joint ownership of a Cessna aircraft. The Company was appointed Managing Owner and as such is required to provide certified pilots and crew members (employees). At the time the Agreement became effective, employees of Fred Jones became employees of the Company and were allowed to transfer investments they had in the Fred Jones benefit plan into funds in the Company Plan. The amount transferred is shown as Transfer from prior trustee on the Statement of Changes in Net Assets Available for Benefits.

     Due to the merger of Kerr-McGee Corporation and Oryx Energy Company, the Oryx Capital Accumulation Plan (CAP Plan) was merged into the Plan and the Kerr-McGee Employee Stock Ownership Plan (ESOP) during 1999. Net assets merged into the Plan totaled $132,264,000. Net liabilities merged into the ESOP totaled $36,604,000. Future benefits of the CAP Plan will be paid from the Plan and the ESOP.

     The Plan allows participants to defer taxable earnings through contributions to the Plan as provided for under Section 401(k) of the Internal Revenue Code (the Code), and to borrow from their accounts within the Plan.

     The Plan is administered by the Kerr-McGee Corporation Benefits Committee (the Committee), which is appointed by the Board of Directors of the Company. Accounting and administration for the Plan are provided by the Company at no cost to the Plan. In addition, all expenses of the Trust are borne by the Company. During 2000, the Company paid $8,000 of administrative and trust expenses on behalf of the Plan.

     The Company intends to continue the Plan indefinitely, but reserves the right to alter, amend, modify, revoke or terminate the Plan at any time upon the direction of the Company's Board of Directors. If the Plan is terminated for any reason, the Committee will direct that the participants' account balances be distributed as soon as practical. The Company has no continuing liability under the Plan after the final disposition of the assets of the Plan.

     Effective January 1, 1990, all employer matching contributions are made to the ESOP, which was established in September 1989. All matching contributions are invested in Kerr-McGee Corporation common stock. The ESOP is not part of the Plan; therefore, the employer contributions to the ESOP and the ESOP assets and earnings are not included in the Plan's accompanying financial statements. The maximum Company matching contribution is 6% of salary, and the maximum employee contribution is 15% of salary. Employees are allowed to participate in the Plan from their initial date of employment. Employees who are or become participants in the ESOP on or after January 1, 2000, are 100% vested in all company matching contributions.

     Effective January 1, 2000, all participants in the ESOP have an annual option to diversify up to 25% of their year-end Kerr-McGee stock balance in the ESOP into investment options available in the Plan. This option must be exercised by March 31 of each year. The amount diversified during 2000 is shown as Transfer from ESOP on the Statement of Changes in Net Assets Available for Benefits.

     Prior to January 1, 1990, employer matching contributions were made into the Plan and invested in Kerr-McGee Corporation common stock. The 2000 activity related to these nonparticipant-directed contributions is shown in
     Note 5.

     The participants' contributions to the Plan and earnings thereon are fully vested at all times. For both years ended December 31, 2000 and 1999, the participants' share of the Company contributions and earnings thereon were fully vested. Each participant's account is credited with the participant's contributions and an allocation of Plan earnings. With the exception of the nonparticipant-directed portion of the Kerr-McGee Stock Fund, participants designate how their balances are invested in any one or more of several investment options.

     On termination of service, including terminations due to death, disability, or retirement, a participant or participant's beneficiary may elect to receive an amount equal to the value of the participant's account. The normal form of such distribution is a single lump sum payment; however, certain eligible members may elect to have an annuity purchased from an insurance company in lieu of a lump sum payment. Terminating participants with more than $5,000 in the Plan may defer distribution until age 70 1/2. Investments relating to these participants remain in the Trust until the terminated participant requests distribution. Participants who defer distribution continue to share in earnings and losses of the Plan.

     The following is a description of the investment options available under the Plan during 2000:

          Kerr-McGee Stock Fund - common stock of the Company.

          Putnam Bond Index Fund - seeks to approximate the return of the Lehman Brothers Aggregate Bond Index.

          Vanguard Windsor II Fund - investments in a diversified group of undervalued stocks of large-capitalization companies.

          Vanguard U.S. Growth Fund - investments in large, high-quality, seasoned U.S. companies.

          Vanguard Balanced Index Fund - invests 60% of its assets in stocks and 40% of its assets in bonds.

          Putnam Stable Value Fund - primarily investments in contracts issued by insurance companies, banks and similar financial institutions.

          Putnam Vista Fund - shares of stock in companies believed to have the potential for above-average growth.

          Putnam Growth and Income Fund - primarily stocks of mature companies that offer long-term growth while providing income.

          Putnam International Growth Fund - primarily stocks and bonds of companies and governments outside of the United States.

          Putnam S&P 500 Index Fund - mirrors the performance and composition of Standard & Poor's 500 Composite Index through investments in common stocks.

          Putnam Asset Allocation Growth Fund - asset allocation for capital appreciation typically consisting of 80% domestic and international stocks and 20% bonds and money market investments.

          Putnam Asset Allocation Balanced Fund - asset allocation for total return typically consisting of 65% domestic and international stocks and 35% bonds and money market investments.

          Putnam  Asset  Allocation  Conservative  Fund - asset  allocation  for
          capital   preservation   typically  consisting  of  35%  domestic  and
          international stocks and 65% bonds and money market investments.

     The Putnam Stable Value Fund investment option is a collective investment trust that invests in various investment contracts. This investment option is fully benefit-responsive and is, therefore, recorded at contract value in the accompanying Statements of Net Assets Available for Benefits. Contract value represents the principal balance of the fund, plus accrued interest at the stated contract rate, less payments received and contract charges by the fund manager. The crediting interest rate is based on the average rates of the underlying investment contracts. The average yield of this fund for the year ended December 31, 2000, was 6.18%. The Putnam Stable Value Fund's fiscal year-end crediting interest rate was 6.54%. The fair value of the fund approximates contract value at December 31, 2000.

     SMART and CAPITAL Savings Programs -

     All participants participate in the Plan under the SMART and CAPITAL Savings Programs. Participants may direct their savings, up to a maximum of 15% of salary, to be invested in 1% increments among one or more of the funds provided for under the Plan. An unlimited number of transfers are allowed between funds.

     Contributions to the SMART Savings Program are from a participant's salary, before income taxes. The participant's income taxes on the pre-tax contributions are deferred until the contributions are distributed after termination, at the time of hardship withdrawal, or under minimum distribution rules at age 70 1/2. The annual SMART Savings Program contribution limitation is subject to annual adjustments for inflation and was $10,500 for 2000 in accordance with the Code. Participant contributions in excess of this amount are considered to be contributions to the CAPITAL Savings Program.

     Contributions to the CAPITAL Savings Program are from a participant's salary, after income taxes. If a participant has authorized less than 15% of their salary to be contributed to the SMART Savings Program, they may contribute the remaining whole percentages up to 15% to the CAPITAL Savings Program. Participant contributions may be invested in the same proportions and the same funds as outlined above for the SMART Savings Program. The maximum contributions allowed to each program may be limited for highly compensated employees, depending upon the balance of contributions at all levels.

     Participants may borrow from the Plan against their contributions to the SMART and CAPITAL Savings Programs and against their vested interest in Company matching contributions held in the Plan. By administrative rule established by the Committee, new loans to participants bear interest at a fixed rate equal to the national average interest rate for five-year certificates of deposit (as published in The Wall Street Journal), plus 1.5%. Such interest is credited to the participant's accounts in the Plan when repaid. The average interest rate for new loans, which is adjusted quarterly, was 7.25% for 2000. The minimum loan amount, determined periodically by the Committee, is currently $1,000. The maximum amount of all loans to a participant under the Plan and any other plans of any employer may not exceed the lesser of (a) $50,000, reduced by an amount equal to the difference between (i) the participant's highest loan balance under the Plan during the one-year period ending on the day before the date on which such loan is made and (ii) the outstanding loan balance of the participant under the Plan on the date on which such loan was made or (b) one-half the current value of the participant's vested interest in their accounts. Loans must be repaid within five years from the initial date of the loan, with certain special provisions available for military reservists called to active duty. In the event of a participant's termination of employment and subsequent default on the loan, any outstanding balance will be considered a distribution and will be taxable to the participant as prescribed by the Code.

(2)  SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value except for its investment contracts which are valued at contract values (Note 1). Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Loans to participants are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

     Payment  of  Benefits  -  Distributions   to  terminating  and  withdrawing
     participants are recorded when paid.

(3)  LOANS TO PARTICIPANTS

     Loan activity during 2000 and 1999 is set forth below:

     (Thousands of dollars)                         2000                 1999
                                                  -------              -------

     Balance at beginning of year                 $ 9,156              $ 6,332

       New loans                                    3,042                2,824

       Principal repayments                        (3,393)              (3,113)

       Loans included as distributions
         to terminated participants                (1,154)              (1,407)

       Transfer from prior trustee                      5                4,520
                                                  -------              -------

     Balance at end of year                       $ 7,656              $ 9,156
                                                  =======              =======


     Interest income applicable to these loans during 2000 was $569,000 which is reported as interest income in the funds to which the participants are currently contributing.


4)   INVESTMENTS

     The following presents investments that represent five percent or more of the Plan's net assets.

                                                                              December 31,
                                                                       --------------------------
     (Thousands of dollars)                                               2000             1999
                                                                       ---------         --------

     Kerr-McGee Corporation Common Stock -
       1,029,736 shares in 2000 and 1,097,655
       shares in 1999                                                    $68,928 *        $68,055 *

     Vanguard Windsor II Fund - 688,217 shares
       in 2000 and 872,064 shares in 1999                                 18,719           21,775

     Vanguard U.S. Growth Fund  - 704,377 shares
       in 2000 and 536,726 shares in 1999                                 19,476           23,364

     Vanguard Balanced Index Fund - 804,140 shares
       in 2000 and 887,949 shares in 1999                                 15,343           17,954

     Putnam Stable Value Fund - 51,646,584 shares in
       2000 and 62,019,067 shares in 1999                                 51,647           62,019

     Putnam Vista Fund - 3,485,142 shares in 2000
       and 2,247,810 shares in 1999                                       45,377           39,247

     Putnam Growth & Income Fund - 1,159,726 shares
       in 2000 and 1,331,405 shares in 1999                               22,649           24,964

     Putnam International Growth Fund - 608,890 shares
       in 2000 and 497,302 shares in 1999                                 15,046           14,760

     *A portion of which is nonparticipant-directed (see Note 5)


     During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $18,293 as follows:

                Common stock           $  7,405
                Mutual funds            (25,698)
                                       --------
                                       $(18,293)
                                       ========

(5)  NONPARTICIPANT-DIRECTED INVESTMENTS

     The Kerr-McGee Stock Fund is the only fund consisting of both participant-directed contributions and nonparticipant-directed Company matching contributions. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments, is as follows:

                                                      December 31,
                                               --------------------------
         (Thousands of dollars)                   2000              1999
                                               ---------          -------

         Net Assets:
             Common stock                        $18,677          $20,563
                                                 =======          =======


                                                       Year ended
                                                    December 31, 2000
                                                    -----------------

         Changes in Net Assets:
             Dividends                                  $   542
             Net appreciation                             1,991
             Distributions                               (4,419)
                                                        -------
                                                        $(1,886)
                                                        =======

(6)  TAX STATUS

     The Plan is a qualified plan under provisions of Section 401(a) of the Code and is exempt from Federal income taxes under provisions of Section 501(a) of the Code. The Plan's latest determination letter is dated November 5, 1999.

     Prior Company contributions and employee contributions to the SMART Savings Program are not taxed until the receipt of a distribution pursuant to the terms of the Plan. Taxes on any income earned thereon are also deferred until the receipt of a distribution.

 (7) CONTRIBUTIONS

     Contributions to the Plan during 2000 totaled $13,191,000. This total amount represents contributions made by employees to the SMART and CAPITAL Savings Programs.

     The Company's matching contributions to the ESOP during 2000 totaled $8,128,000. Common stock of the Company held by the ESOP and allocated to participant's accounts totaled 1,245,727 shares with a market value of $83,386,000 at December 31, 2000.

(8)  SUBSEQUENT EVENTS

     In April 2000, the Company completed the purchase of a titanium dioxide pigment plant in Savanna, Georgia, from Kemira Oyj of Finland (Kemira). Prior to the acquisition, Kemira had a defined contribution plan, the Kemira Pigments, Inc. Employee Savings Plan, which included assets for both bargaining and non-bargaining employees. The assets of the non-bargaining employees were transferred into the Plan during February 2001. The total value of the net assets transferred was approximately $10,000,000. The assets of the bargaining employees will remain in the separate plan.



                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

      SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                   (Employer Identification Number 73-0311467)
                                (Plan Number 007)

                                DECEMBER 31, 2000
                             (Thousands of dollars)



                     (b)                                         (c)                                                       (e)
            Identity of issue, borrower,      Description of investment including maturity date,                (d)      Current
 (a)*       lessor or similar party           rate of interest, collateral, par or maturity value               Cost       Value
 ----       ----------------------------      ----------------------------------------------------------      -------    --------

   *        Kerr-McGee Corporation            Common Stock - 1,029,736 shares                                 $46,163    $68,928
   *        Putnam Investments                Putnam Bond Index Fund - 235,964 shares                              nr      2,598
   *        Vanguard Investments              Vanguard Windsor II Fund - 688,217 shares                            nr     18,719
   *        Vanguard Investments              Vanguard U.S. Growth Fund - 704,377 shares                           nr     19,476
   *        Vanguard Investments              Vanguard Balanced Index Fund - 804,140 shares                        nr     15,343
   *        Putnam Investments                Putnam Stable Value Fund - 51,646,584 shares                         nr     51,647
   *        Putnam Investments                Putnam Vista Fund - 3,485,142 shares                                 nr     45,377
   *        Putnam Investments                Putnam Growth & Income Fund - 1,159,726 shares                       nr     22,649
   *        Putnam Investments                Putnam Asset Allocation Balanced Fund - 468,750 shares               nr      5,072
   *        Putnam Investments                Putnam International Growth Fund - 608,890 shares                    nr     15,046
   *        Putnam Investments                Putnam S&P 500 Index Fund - 455,702 shares                           nr     14,437
   *        Putnam Investments                Putnam Asset Allocation Growth Fund - 257,674 shares                 nr      2,827
   *        Putnam Investments                Putnam Asset Allocation Conservative Fund - 128,677 shares           nr      1,190
   *        Various Participants              Participant loans - interest rates from 5.9% to 9%,
                                                maturity dates from January 2001 to February 2030                  nr      7,656
   *        Putnam Investments                Collective Short-term Investment Fund                                nr         65



   *Party-in-interest

    nr - not required




                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

            SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

                   (Employer Identification Number 73-0311467)
                                (Plan Number 007)

                      FOR THE YEAR ENDED DECEMBER 31, 2000
                             (Thousands of dollars)


                                                                                                          (h)
                                                                                    (f)                 Current
                                                                                  Expense                value
                                                      (c)        (d)      (e)    incurred      (g)    of asset on     (i)
            (a)                       (b)          Purchase    Selling   Lease     with      Cost of  transaction  Net gain
Identity of party involved  Description of asset     price      price   rental  transaction   asset       date      or loss
--------------------------  --------------------  -----------  -------  ------  -----------  -------  -----------  --------
*Kerr-McGee Corporation     Common Stock            $32,791     $ -      $ -       $ -       $32,791     $32,791      $ -

*Kerr-McGee Corporation     Common Stock               -        39,324     -         -        31,149      39,324      8,175




*Includes both participant-directed and nonparticipant-directed portions.






                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Kerr-McGee Corporation Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN





                               By          (John M. Rauh)
                                   --------------------------------------
                                            John M. Rauh
                                   Chairman of the Kerr-McGee Corporation
                                         Benefits Committee




Date:  June 29, 2001